Mail Stop 3561

June 9, 2006

Richard J. Saker
President
FSM-Delaware, Inc.
922 Highway 33
Building 6, Suite 1
Freehold, New Jersey 07728

       Re: **Foodarama Supermarkets, Inc.**
                  Amendment No. 2 to Schedule 13E-3
                  Filed June 1, 2006
                  File No. 005-32085

                  FSM-Delaware
                  Amendment No. 2 to Registration Statement on Form S-4
                  Filed June 1, 2006
                  File No. 333-132745

                  Foodarama Supermarkets, Inc.
                  Schedule 13E-3
                  Filed June 1, 2006
                  File No. 005-32085

                  Foodarama Supermarkets, Inc.
                  Schedule TO
                  Filed June 1, 2006 by Saker Holdings Corp. et. al.
                  File No. 005-32085

Dear Mr. Saker:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copies that you provided to us.

Schedule 13E-3

1. We note your response to comment 2 of our letter dated May 24, 2006; however, we reissue that part of our comment asking you to file the Blair presentations dated January 20 and 27, 2006 as exhibits to this Schedule 13E-3. We note your statements that neither draft was intended to serve as the basis for a board decision regarding the transaction or for a determination of the consideration to be received, and that the two preliminary presentations are substantially similar to the March 2, 2006 final presentation. Please note, however, that Item 1015(a) of Regulation M-A refers to any report that is materially related to the Rule 13e-3 transaction. We note that the two draft reports include Blair's subjective analysis of non-public information, were prepared specifically in connection with this going private transaction, and are materially related to the consideration and the fairness of the consideration being offered to security holders. Refer to Myers Parking System (Exchange Act Rel. No. 26069, September 12, 1988) and Charles L. Ephraim (No Action Letter, September 30, 1987). Note that you may include disclosure to clarify the weight given to these reports by the company's board of directors and that Blair issued only one opinion even if it prepared more than one report.

S-4

How do I vote if my shares are registered in my name, page 15

2. We note that you have added disclosure regarding telephone and internet voting. Please describe, here and on page 61, the procedure for shareholders to vote by phone or by the internet.

Background of the Share Exchange and Tender Offer, page 32

3. We note your response to comment 6 of our letter dated May 24, 2006. Please revise to include the substance of your response in your disclosure.

Recommendation of the Special Committee, page 47

> 4. We note your response to comment 12 of our letter dated May 24, 2006. Please revise to clarify that all of Blair's analyses were conducted with a view to determining the going concern value of Foodarama, as stated in your response.

Schedule TO-C

Offer to Purchase

Certain Conditions of the Offer, page 103

> 5. We reissue comment 31. While you may retain the disclosure in the Summary Term Sheet, please describe all of the conditions to the offer in this section of the offer document that sets forth those conditions.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Dan Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 if you should have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John A. Aiello, Esq.
       Giordano, Halleran & Ciesla, P.C.
       Via Facsimile